Exhibit(h)(7)

EXPENSE LIMITATION AGREEMENT

INDEXIQ ETF TRUST

This Agreement is made and entered into effective as of May 15, 2017, by and between IQ Chaikin U.S. Dividend Achievers ETF, IQ Chaikin U.S. Large Cap ETF and IQ Chiakin U.S. Small Cap ETF (the “Funds”), each a series of shares of IndexIQ ETF Trust, a Delaware statutory trust (the “Trust”) and IndexIQ Advisors LLC, a Delaware limited liability company (the “Advisor”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust dated August 27, 2008, as amended and restated on September 27, 2016 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type;

WHEREAS, the Funds are series of the Trust;

WHEREAS, the Trust, on behalf of the Funds, and the Advisor entered into an Investment Advisory Agreement dated April 15, 2015 (“Advisory Agreement”) pursuant to which the Advisor provides investment advisory services to the Funds; and

WHEREAS, the Funds and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders to limit the expenses of the Funds, and, therefore, have entered into this Agreement, in order to maintain the Funds’ expense ratio within the Operating Expense Limit, as defined below, through August 31, 2018.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                  Expense Limitation.

(a)                Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to plans adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by a Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.

(b)               Operating Expense Limit. The Fund’s maximum operating expense limit (“Operating Expense Limit) in any year shall be that percentage of the average daily net assets of such Fund (or such class of such Fund, as may be designated), as set forth on Schedule A.

(c)                Method of Computation. To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of such Fund, the Advisor shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Advisor may also remit to such Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d)               Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Advisor to the Fund with respect to the previous fiscal year shall equal the Excess Amount.

2.                  Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until the 31st day of August 2018. Nevertheless, this Agreement may be terminated, without payment of any penalty by the Trust at any time.

3.                  Miscellaneous.

(a)                Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b)               Interpretation. Nothing herein contained shall be deemed to require the Trust or any Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c)                Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

INDEXIQ ETF TRUST,
ON BEHALF OF THE FUNDS

/s/ Adam Patti
By:	Adam Patti
Title:	Chairman

IndexIQ Advisors LLC

/s/ David Fogel
By:	David Fogel
Title:	President

SCHEDULE A

Fund and Operating Expense Limits

Fund	Operating Expense Limit
IQ Chaikin U.S. Dividend Achievers ETF	0.35%
IQ Chaikin U.S. Large Cap ETF	0.35%
IQ Chaikin U.S. Small Cap ETF	0.35%